
SembCorp
Industries

03 APR 28 AM 7:21

Rule 12g3-2(b) File No. 825109

15 April 2003


03050259

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

5/15

MASNET No. 18 OF 15.04.2003
Announcement No. 34

Rule 12g3-2(b) File No.825109

SEMBCORP INDUSTRIES LTD

SEMBCORP UTILITIES EXPANDS TO EUROPE WITH STRATEGIC ACQUISITION

SEMBCORP UTILITIES EXPANDS TO EUROPE WITH STRATEGIC ACQUSITION
- Acquisition of assets and business of ETOL, a leading UK centralised utilities business for £87.2 million (S$244.2 million)
- Proforma earnings enhancement from year 2003
- Establishes SembCorp's position as a global leader in centralised utilities

SembCorp Utilities (SembUtilities), the wholly-owned utilities subsidiary of SembCorp Industries, announced today that it has acquired, from Ian Brown and Nick Dargan of Deloitte & Touche as Joint Administrative Receivers, the assets and business of Enron Teesside Operations Limited (ETOL) based at Wilton International in the UK. The business will now operate through a newly established company to be called SembCorp Utilities Teesside Limited (SUTL), a wholly-owned subsidiary of SembUtilities.

Under the sale and purchase agreement signed on April 15, 2003, SUTL has paid £83 million (S$232.4 million) for the assets and business of ETOL. An additional consideration of up to £4.2 million (S$11.8 million) may become payable pending certain conditions being met.

With this acquisition, SembUtilities now owns a profitable brownfield centralised utilities business in the UK, similar to SembUtilities' operations on Jurong Island.

SUTL will provide key utilities and services to a number of major international chemical companies on the Wilton, Billingham and North Tees sites on Teesside, the third largest petrochemical hub in Europe, and one of the most important chemical sites in the UK. Some of SUTL's key customers include Huntsman, DuPont, DuPont SA, Dow, Uniqema (ICI), Petroplus, Terra Nitrogen (UK), and Lucite International.

The main assets of the business include a 133 megawatt cogeneration facility and water treatment plant, together with related distribution and service infrastructure. This infrastructure links all the customers on the Wilton International site and two other adjacent sites.

Steam, electricity and water sales represent approximately 70 per cent of the total revenues of the business. Other support services provided by the business include emergency response, security, environmental services, a customer contact service centre (OC^5) stores and buildings, land and road management.

The acquisition will substantially increase SembUtilities' overseas activities and is in line with its strategy to derive an increasing proportion of revenue from outside Singapore. SUTL's business lies within SembUtilities' core skill set and will allow cross marketing and the transfer of management and operational expertise. SUTL offers the opportunity for future growth on Teesside and, as a hub, for growth in Europe.

Mr Wong Kok Siew, Deputy Chairman and CEO of SembCorp Industries and Chairman of SembUtilities said: "This expansion to Europe is a major milestone for SembCorp Industries. With this acquisition, our Utilities business is now a global leader in centralised utilities."

Mr Tang Kin Fei, President & CEO of SembUtilities added: "SUTL has long term relationships with

many of its blue chip customers. With this acquisition, not only will we be able to enlarge our international customer base, but will also be able to leverage these relationships further to grow our business in the international market. We expect this acquisition to enhance our earnings and EVA from the first year."

Financials

a. Purchase Consideration
The purchase consideration payable by SUTL of £83 million (S$232.4 million) is based upon the net present value of the business' cash flows. There will also be an additional funding requirement for new facilities of approximately £18.9 million (S$52.9 million). SembUtilities is committing £31.9 million (S$89.3 million) of equity to SUTL with the balance of the funding for the purchase consideration being provided by a £70 million (S$196 million) non-recourse debt facility provided by a syndicate of international banks.

b. Authorised and Paid-up Capital of SUTL
The authorised and paid-up capital of SUTL is 17 million ordinary shares of £1 each and 14.9 million redeemable preference shares of £1 each.

c. Impact on SembCorp Industries
Based on currently available information and assuming that the acquisition was completed on January 1, 2002 and funded through borrowings, the acquisition would have contributed a proforma profit before tax of approximately S$14.2 million and accordingly increased SembCorp Industries' proforma EPS from 9.9 cents to 10.4 cents. After the acquisition, the Group's proforma NTA per share would be 81.1 cents instead of 81.4 cents, and proforma Net Gearing would be 0.75 times instead of 0.62 times.

d. Directors' Interests
None of the directors or controlling shareholders of SembCorp Industries has any interest, direct or indirect in the acquisition.

Background on ETOL

ETOL was created on January 1, 1999 following the purchase of ICI's Teesside Utilities and Services business by Enron. ETOL's shareholders are Teesside Operations (Holdings) – a subsidiary of Enron Europe (currently in administration) and Teesside Investments (jointly owned by a number of financial institutions). ETOL has been operating as a "stand alone" business since December 2001, and was officially placed on the market in August 2002. This sale is an asset sale and will sever all remaining ownership relationships with Enron.

Background on SembCorp Utilities

SembUtilities, the utilities arm of engineering services group SembCorp Industries, is an established integrated utilities and energy player in Asia. With a global vision to provide innovative and quality solutions that create and add value, SembUtilities' core business areas are: Integrated Utilities (Centralised Utilities, Water and Chemical Feedstock), Energy (Power and Gas) and Offshore Engineering.

A pioneer in the concept of multi-utility facilities, SembUtilities offers a range of utilities and support services such as steam, demineralised water, cooling water, high grade industrial water, wastewater treatment, chemical waste incineration, service corridors, emergency response to Singapore's chemical hub on Jurong Island.

Apart from Singapore and the UK, SembUtilities also has a presence in two major chemical hubs in the People's Republic of China. SembUtilities will build, own and operate a wastewater treatment plant in the Nanjing Chemical Industrial Park (NCIP), and a 605 megawatt cogeneration plant in the Shanghai Chemical Industry Park (SCIP), the largest combined cycle gas turbine (CCGT) cogeneration power plant in the People's Republic of China. SCIP and NCIP are the only two chemical industrial parks in China to be accorded the State Level Chemical Hub status.

This global presence offers excellent opportunities for SembUtilities to grow its integrated utilities business in both developed and developing markets.

Released on April 15, 2003

For press and analyst enquiries, please contact:

Ng Lay San (Ms)
Manager
Group Corporate Relations
SembCorp Industries
Tel: (65) 6723 3150
Fax: (65) 6822 3240
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 15/04/2003 to the SGX